UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ___ Form 10-K	___ Form 20-F	___ Form 11-K	X Form 10-Q	___ Form N-SAR
___ Form N-CSR

For the quarterly period ended JULY 4, 2009

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR

For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

nFinanSe Inc.
_____________________________________
Full Name of Registrant

_____________________________________
Former Name if Applicable

3923 Coconut Palm Drive, Suite 107
_____________________________________
Address of Principal Executive Officer (Street and Number)

Tampa, Florida 33619
_____________________________________
City, State and Zip Code

DB1/63539745.1

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be file on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Filing of the subject Form 10-Q for the quarterly period ended July 4, 2009 (the “Subject Form 10-Q”), could not be accomplished by nFinanSe Inc. (the “Company”) by the prescribed filing date without unreasonable effort or expense because of delays in compiling and preparing the financial statements required by Item 1 of Form 10-Q. The Subject Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Raymond Springer	(813) 367-4400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter)period that the registrant was required to file such reports) been filed? If answer is no, identify reports).

____ Yes X No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

____ Yes X No

If so, attach an explanation of the anticipated change, both narratively and quantitively, and if appropriate, state the reasons why a reasonably estimate of the results cannot be made.

The Company currently believes that results of operations for the three months ended July 4, 2009 will not materially differ from the results of operations for the three months ended in the prior year period. However, for the reasons stated in Part III above, the Company has not completed the process of preparation of the financial statements for the Subject Form 10-Q and, accordingly, the Company is not able to provide a reasonable estimate of results of operations for the three months ended July 4, 2009.

____________________________________________________________________________________________________________________________________________

nFinanSe Inc.
________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

NFINANSE INC.

Date: August 19, 2009	By:	/s/ Jerry R. Welch

Jerry R. Welch Chief Executive Officer

DB1/63539745.1